Exhibit 21

Subsidiaries of the Registrant

The following is a list of the subsidiaries of Security Midwest Bancorp, Inc. following the completion of the mutual-to-stock conversion of Security Bank, s.b.:

Name	State/Jurisdiction of Incorporation
Security Bank, s.b. (100% owned)	Illinois
SB Financial Services, Inc. (100% owned)	Illinois
510 Monroe Holdings, LLC (100% owned)	Illinois